# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Averin Capital Acquisition Corp., CIK 0002096900
CUSIP: G0679A100
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 240 W 40th Street, Office 205, New York, New York (NY), 10018
Date of event which requires filing of this statement: 02/20/2026
Filed by CIK 0002108995
Persons authorized to receive notices and communications: David Berry, 240 W 40th Street, Office 205, New York, New York (NY), 10018, (339) 234-9160

## Reporting persons
- Averin Capital Acquisition Sponsor LLC (CIK 0002108995): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 7,387,500; shared voting power 0; sole dispositive power 7,387,500; shared dispositive power 0; aggregate amount beneficially owned 7,387,500 (20.44% of the class)
  Comment: (1) Includes 200,000 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 7,187,500 of the Issuer's Class B ordinary shares (of which 937,500 are subject to forfeiture if the underwriter does not exercise its overallotment option), $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-293082). The 200,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one-sixth of one warrant, each whole warrant exercisable into one Class A Ordinary Share immediately following the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between Averin Capital Acquisition Sponsor LLC (the "Sponsor") and the Issuer. Eric Berry and David Berry, the Chief Executive Officer and Chairman of the Issuer, are the managers of Handel Rose LLC, the managing member of the Sponsor, and have voting and investment discretion with respect to the securities held of record by the Sponsor. As such, each of Handel Rose LLC, David Berry, and Eric Berry may be deemed to have beneficial ownership of the securities held of record by the Sponsor. Each of Handel Rose LLC, David Berry and Eric Berry disclaim any beneficial ownership of securities reported herein other than any they may have, directly or indirectly.
- David Berry: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 7,387,500; sole dispositive power 0; shared dispositive power 7,387,500; aggregate amount beneficially owned 7,387,500 (20.44% of the class)
  Comment: (1) Includes 200,000 of the Issuer's Class A Ordinary Shares and 7,187,500 of the Issuer's Class B Ordinary Shares (of which 937,500 are subject to forfeiture if the underwriter does not exercise its overallotment option) which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-293082). The 200,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one-sixth of one warrant, each whole warrant exercisable into one Class A Ordinary Share immediately following the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Sponsor and the Issuer. Eric Berry and David Berry, the Chief Executive Officer and Chairman of the Issuer, are the managers of Handel Rose LLC, the managing member of the Sponsor, and have voting and investment discretion with respect to the securities held of record by the Sponsor. As such, each of Handel Rose LLC, David Berry, and Eric Berry may be deemed to have beneficial ownership of the securities held of record by the Sponsor. Each of Handel Rose LLC, David Berry, and Eric Berry disclaim any beneficial ownership of securities reported herein other than any they may have, directly or indirectly.
- Handel Rose LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,387,500; sole dispositive power 0; shared dispositive power 7,387,500; aggregate amount beneficially owned 7,387,500 (20.44% of the class)
  Comment: (1) Includes 200,000 of the Issuer's Class A Ordinary Shares and 7,187,500 of the Issuer's Class B Ordinary Shares (of which 937,500 are subject to forfeiture if the underwriter does not exercise its overallotment option) which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-293082). The 200,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one-sixth of one warrant, each whole warrant exercisable into one Class A Ordinary Share immediately following the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Sponsor and the Issuer. Eric Berry and David Berry, the Chief Executive Officer and Chairman of the Issuer, are the managers of Handel Rose LLC, the managing member of the Sponsor, and have voting and investment discretion with respect to the securities held of record by the Sponsor. As such, each of Handel Rose LLC, David Berry, and Eric Berry may be deemed to have beneficial ownership of the securities held of record by the Sponsor. Each of Handel Rose LLC, David Berry, and Eric Berry disclaim any beneficial ownership of securities reported herein other than any they may have, directly or indirectly.
- Eric Berry: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 7,387,500; sole dispositive power 0; shared dispositive power 7,387,500; aggregate amount beneficially owned 7,387,500 (20.44% of the class)
  Comment: (1) Includes 200,000 of the Issuer's Class A Ordinary Shares and 7,187,500 of the Issuer's Class B Ordinary Shares (of which 937,500 are subject to forfeiture if the underwriter of the Initial Public Offering does not exercise its overallotment option) which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-293082). The 200,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one-sixth of one warrant, each whole warrant exercisable into one Class A Ordinary Share immediately following the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Sponsor and the Issuer. Eric Berry and David Berry, the Chief Executive Officer and Chairman of the Issuer, are the managers of Handel Rose LLC, the managing member of the Sponsor, and have voting and investment discretion with respect to the securities held of record by the Sponsor. As such, each of Handel Rose LLC, David Berry, and Eric Berry may be deemed to each have beneficial ownership of the securities held of record by the Sponsor. Each of Handel Rose LLC, David Berry, and Eric Berry disclaim any beneficial ownership of securities reported herein other than any they may have, directly or indirectly.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: Averin Capital Acquisition Corp.
Address of issuer's principal executive offices: 240 W 40th Street, Office 205, New York, New York (NY), 10018
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on February 27, 2026 (the "Schedule 13D") solely to add Eric Berry as an additional Reporting Person. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

## Item 2. Identity and Background
Name of person filing: This statement is filed by: (i) the Sponsor, which is the holder of record of approximately 20.44% of the issued and outstanding Ordinary Shares (7,387,500) based on the number of Class A Ordinary Shares (28,950,000) and Class B Ordinary Shares (7,187,500) outstanding (of which 937,500 Class B Ordinary Shares are subject to forfeiture depending on the extent to which the underwriter's over-allotment option is exercised) as of February 20, 2026, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on February 20, 2026; (ii) David Berry, the Chief Executive Officer and Chairman of the Board of Directors of the Issuer and the manager of Handel Rose LLC; and (iii) Eric Berry, the manager of Handel Rose LLC; and (iv) Handel Rose LLC, the managing member of the Sponsor. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The address of the principal business and principal office of each of the Sponsor, David Berry, Eric Berry, and Handel Rose LLC is 240 W 40th Street, Office 205, New York, NY 10018.
Present principal occupation or employment: The Sponsor's principal business is to act as the Issuer's sponsor. David Berry serves as the Chief Executive Officer and Chairman of the Board of Directors of the Issuer and one of the managers of Handel Rose LLC. Eric Berry serves as a manager of Handel Rose LLC. Handel Rose LLC serves as the managing member of the Sponsor.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Sponsor is a Delaware limited liability company. Handel Rose LLC is a Delaware limited liability company. David Berry and Eric Berry are both citizens of the United States.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 36,137,500 Ordinary Shares, including 28,950,000 Class A Ordinary Shares and 7,187,500 Class B Ordinary Shares outstanding as of February 20, 2026, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on February 20, 2026) are as follows:

Sponsor: Amount beneficially owned: 7,387,500 and Percentage: 20.44%;

David Berry: Amount beneficially owned: 7,387,500 and Percentage: 20.44%;

Eric Berry: Amount beneficially owned: 7,387,500 and Percentage: 20.44%; and

Handel Rose LLC: Amount beneficially owned: 7,387,500 and Percentage: 20.44%
Number of shares as to which each person has sole or shared power to vote or dispose:
The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 36,137,500 Ordinary Shares, including 28,950,000 Class A Ordinary Shares and 7,187,500 Class B Ordinary Shares outstanding as of February 20, 2026, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on February 20, 2026) are as follows:

(w) Sponsor: Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 7,387,500

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 7,387,500

iv. Shared power to dispose or to direct the disposition of: 0

(x) David Berry: Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 7,387,500

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 7,387,500

(y) Handel Rose LLC: Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 7,387,500

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 7,387,500

(z) Eric Berry: Number of shares to which the Reporting Person has:

v. Sole power to vote or to direct the vote: 0

vi. Shared power to vote or to direct the vote: 7,387,500

vii. Sole power to dispose or to direct the disposition of: 0

viii. Shared power to dispose or to direct the disposition of: 7,387,500

David Berry and Eric Berry are the managers of Handel Rose LLC, the managing member of the Sponsor, and hold voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. As such, each of Handel Rose LLC, David Berry and Eric Berry may be deemed to have beneficial ownership of the securities held of record by the Sponsor. Each of Handel Rose LLC, David Berry, and Eric Berry disclaim any beneficial ownership of the securities held of record by the Sponsor other than any they may have, directly or indirectly.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit - 99.1 Joint Filing Agreement, March 3, 2026, by and among the Reporting Persons.

## Signatures
- Averin Capital Acquisition Sponsor LLC: /s/ David Berry, David Berry/Manager (03/03/2026)
- David Berry: /s/ David Berry, David Berry (03/03/2026)
- Handel Rose LLC: /s/ David Berry, David Berry/Manager (03/03/2026)
- Eric Berry: /s/ Eric Berry, Eric Berry (03/03/2026)